Item 77D

FLAG INVESTORS COMMUNICATIONS FUND, INC.

At the March 2002 Board meeting, the Board of Directors approved changing the investment policy and prospectus disclosure for the Registrant in order to comply with revised Rule 35d-1. The Registrant had an investment policy to invest primarily in common stocks of companies in the communications field. To comply with revised Rule 35d-1, the Board approved revising the Registrant's investment policy to invest, under normal circumstances, at least 80% of its assets, at the time a security is purchased, in securities of companies in the communications field.